Koor Industries Limited
                                                        (An Israeli Corporation)

Interim Consolidated Financial Statements as at September 30, 2003
--------------------------------------------------------------------------------

Contents


                                                                            Page


Review Report of Interim Consolidated Financial Statements                     2


Interim Consolidated Financial Statements:

Balance Sheets                                                                 3

Statements of Income                                                           4

Statements of Shareholders' Equity                                           5-8

Statements of Cash Flows                                                    9-13

Notes to the Financial Statements                                          14-24

[GRAPHIC OMITTED]

                    Somekh Chaikin

  Mail address            Office address               Telephone  972 3 684 8000
   PO Box 609             KPMG Millennium Tower        Fax 972 3 684 8444
   Tel Aviv 61006         17 Ha'arba'a Street
   Israel                 Tel Aviv 61070
                          Israel


The Board of Directors
Koor Industries Limited
-----------------------

Review report of unaudited interim consolidated financial statements for the nine and three month periods ended September 30, 2003

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at September 30, 2003, and the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the nine month and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets as at September 30, 2003 constitute 20% of the total consolidated assets and whose revenues for the nine months then ended constitute 18% of the total consolidated revenues have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at September 30, 2003 totaled approximately NIS 233 million and the equity of Koor in their losses for the nine months then ended totaled approximately NIS 2 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel.

We draw attention to Note 5A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.


Somekh Chaikin
Certified Public
Accountants (Isr.)

November 25, 2003


[GRAPHIC OMITTED][GRAPHIC OMITTED]

Consolidated Balance Sheets
--------------------------------------------------------------------------------

In terms of NIS of September 2003

                                                                                                                 Convenience
                                                                                                                 Translation
                                                                                                                   (Note 1B)
                                                                                                               -------------
                                                                  September 30                 December 31      September 30
                                                           -----------------------------
                                                                2003               2002              2002              2003
                                                           -----------------------------      ------------     -------------
                                                                  Unaudited                        Audited         Unaudited
                                                           -----------------------------      ------------     -------------
                                                                         NIS thousands                         US$ thousands
                                                           -----------------------------------------------     -------------
Assets

Current assets
Cash and cash equivalents                                    513,670            969,964           793,288            115,665
Short-term deposits and investments                          341,229            999,955         1,042,675             76,836
Trade receivables                                          2,030,456          1,987,434         2,010,765            457,207
Other accounts receivable                                    452,366            657,501           451,929            101,861
Assets designated for sale                                    42,886             43,826            43,367              9,657
Inventories and work in progress,
 net of customer advances                                  1,833,218          1,932,019         1,979,692            412,794

Total current assets                                       5,213,825          6,590,699         6,321,716          1,174,020


Investments and long-term
 receivables
Investments in affiliates                                  1,000,342          1,063,456         1,045,500            225,252
Other investments and receivables                            574,440            610,174           573,847            129,349

                                                           1,574,782          1,673,630         1,619,347            354,601

Fixed assets
Cost                                                       5,870,515          6,284,419         6,221,215          1,321,890
Less - accumulated depreciation                            2,880,093          3,062,216         3,068,679            648,523

                                                           2,990,422          3,222,203         3,152,536            673,367

Intangible assets and deferred
 expenses after amortization                               2,189,836          1,646,208         2,406,492            493,095
                                                       -------------       ------------      ------------         ----------


                                                       -------------       ------------      ------------         -----------
                                                          11,968,865         13,132,740        13,500,091           2,695,083
                                                       =============       ============      ============         ===========


The accompanying notes are an integral part of the financial statements.

                                                                                                           Koor Industries Limited
                                                                                                           (An Israeli Corporation)


-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                 Convenience
                                                                                                                 Translation
                                                                                                                   (Note 1B)
                                                                                                               -------------
                                                                  September 30                December 31       September 30
                                                           -----------------------------
                                                                2003               2002              2002               2003
                                                           -----------------------------     ------------      -------------
                                                                    Unaudited                     Audited          Unaudited
                                                           -----------------------------     ------------      -------------
                                                                           NIS thousands                       US$ thousands
                                                           -----------------------------------------------     -------------

Liabilities and Shareholders' Equity

Current Liabilities
Credit from banks and others                               1,200,030          2,259,662          2,324,84            270,216
Trade payables                                             1,196,650          1,133,538         1,187,959            269,455
Other payables                                             1,272,644          1,332,897         1,400,084            286,567
Customer advances, net of work in
 progress                                                    145,542            264,159           230,782             32,772
                                                       -------------       ------------      ------------         -----------
 Total current liabilities                                 3,814,866          4,990,256         5,143,671            859,010
                                                       -------------       ------------      ------------         -----------

Long-term liabilities
Net of current maturities:
Bank loans                                                 3,595,521          3,751,254         3,852,860            809,620
Other loans                                                  120,365            113,947           105,128             27,103
Convertible debentures                                       402,173            406,961           399,109             90,559
Customer advances                                            203,935            276,579           263,958             45,921
Deferred taxes                                               198,752            223,182           209,305             44,754
Liability for employee severance
 benefits, net                                               221,455            212,339           257,339             49,866
                                                       -------------       ------------      ------------         -----------
Total long-term liabilities                                4,742,201          4,984,262         5,087,699          1,067,823
                                                       -------------       ------------      ------------         -----------
Minority Interest                                          1,645,028          1,467,350         1,534,580            370,418
                                                       -------------       ------------      ------------         -----------
Shareholders' Equity                                       1,766,770          1,690,872         1,734,141            397,832
                                                       -------------       ------------      ------------         -----------

                                                          11,968,865         13,132,740        13,500,091          2,695,083
                                                       =============       ============      ============         ===========




------------------------------------    --------------------------------                --------------------------------
         Jonathan Kolber                           Ron Feinstein                                  Yuval Yanai
               CEO                      Member of the Board of Directors                Executive Vice President and CFO

November 25, 2003



                                                                                                           Koor Industries Limited
                                                                                                           (An Israeli Corporation)
         Consolidated Statements of Income
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2003

                                                                                                                    Convenience
                                                                                                                    translation
                                                                                                                      (Note 1B)
                                                                                                                ---------------
                                                                                                                    Nine months
                                                                                                     Year ended           ended
                                Nine months ended September 30  Three months ended September 30     December 31    September 30
                                ------------------------------  -------------------------------
                                          2003            2002            2003             2002            2002            2003
                                --------------  --------------  --------------   --------------     -----------
                                          Unaudited                       Unaudited                     Audited       Unaudited
                                ------------------------------  -------------------------------     -----------   -------------
                                         NIS thousands                           NIS thousands                    US$ thousands
                                ------------------------------  -----------------------------------------------   -------------
Income from sales and
 services                            5,816,056       5,500,744       1,857,728        1,746,123       7,128,451       1,309,627
Cost of sales and revenues           4,089,981       4,097,051       1,283,772        1,315,870       5,337,239         920,959
                                --------------  --------------  --------------   --------------  --------------  --------------

Gross profit                         1,726,075       1,403,693         573,956          430,253       1,791,212         388,668

Selling and marketing
 expenses                              706,981         600,336         225,826          203,143         818,066         159,194
General and
 administrative expenses               351,573         349,898         115,328          112,270         491,345          79,165
                                --------------  --------------  --------------   --------------  --------------  --------------
Operating income                       667,521         453,459         232,802          114,840         481,801         150,309
Financing expenses, net                171,960         418,863         113,502          138,635         394,219          38,721
                                --------------  --------------  --------------   --------------  --------------  --------------
                                       495,561          34,596         119,300          (23,795)         87,582         111,588
Other income (expenses), net          (171,258)       (145,649)        (35,097)        (122,116)          5,848         (38,563)
Transfer to statement of
income
 of translation differences of
 autonomous investee in
 voluntary liquidation                       -        (392,479)              -                -        (392,479)              -
                                --------------  --------------  --------------   --------------  --------------  --------------

Profit (loss) income before
 taxes on income                       324,303        (503,532)         84,203         (145,911)       (299,049)         73,025
Taxes on income (tax
 savings)                               57,017          62,009           2,116           (3,743)        157,616          12,839
                                --------------  --------------  --------------   --------------  --------------  --------------
                                       267,286        (565,541)         82,087         (142,168)       (456,665)         60,186
Group equity in the operating
 results of affiliates, net             81,992         257,179          36,717          158,996         253,108          18,462
                                --------------  --------------  --------------   --------------  --------------  --------------
                                       185,294        (822,720)         45,370         (301,164)       (709,773)         41,724
Minority interest in
 subsidiaries, net                    (150,234)        (65,630)        (39,814)         (13,078)        (60,292)        (33,829)
                                --------------  --------------  --------------   --------------  --------------  --------------
Net profit (loss) for the
 Period                                 35,060        (888,350)          5,556         (314,242)       (770,065)          7,895
                                ==============  ==============  ==============   ==============  ==============  ==============


                                           NIS             NIS             NIS              NIS             NIS             US$
                                --------------  --------------  --------------   --------------  --------------  --------------

Profit (loss) per NIS 1 par
 value of the ordinary capital           2,276         (59,706)            354          (21,120)        (51,518)            512
                                ==============  ==============  ==============   ==============  ==============  ==============



The accompanying notes are an integral part of the financial statements.


                                                                                                           Koor Industries Limited
                                                                                                           (An Israeli Corporation)

Statement of Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2003

                                                                                     Company    Cumulative
                                                                               shares held by       foreign                  Total
                                             Number of                            the company      currency                 Share-
                                              ordinary      Share     Capital             and   translation     Retained   holder'
                                                shares     capita    reserves    subsidiaries   adjustments         loss    Equity
                                           -----------   --------  ----------  --------------  ------------  -----------   -------
                                                                                         NIS thousands
                                                         ---------------------------------------------------------------------------

Balance as at January 1, 2003 (Audit       15,173,377     566,795  2,574,452        (273,558)    (121,099)   (1,012,449) 1,734,141

Changes during the nine months ended
 September 30, 2003 (Unaudited):
Net profit for the period                           -           -          -               -            -        35,060     35,060
Acquisition of "treasury stock"*              500,000           -          -         192,910            -      (149,727)    43,183
Cancellation of provision for decline
in value of autonomous investee                     -           -          -               -       82,234             -     82,234
Cumulative foreign currency translation
adjustments                                         -           -          -               -     (127,848)            -   (127,848)
                                           ----------    --------  ---------   -------------     ---------   ----------  ---------
Balance as at September 30, 2003
(Unaudited)                                15,673,377     566,795  2,574,452         (80,648)    (166,713)   (1,127,116) 1,766,770
                                           ==========    ========  =========   =============     ========    ==========  =========

Balance as at July 1, 2003 (Unaudited)     15,673,377     566,795  2,574,452         (80,648)    (340,994)   (1,132,672) 1,586,933

Changes during the three months ended
 September 30, 2003 (Unaudited):
Net profit for the period                           -           -          -               -            -         5,556      5,556
Cancellation of provision for decline in value of
 autonomous investee                                -           -          -               -       82,234             -     82,234
Cumulative foreign currency translation
adjustments                                         -           -          -               -       92,047             -     92,047
                                           ----------     -------  ---------   -------------     --------    ----------  ---------

Balance as at September 30, 2003
(Unaudited)                                15,673,377     566,795  2,574,452         (80,648)    (166,713)   (1,127,116) 1,766,770
                                           ==========     =======  =========   =============     ========    ==========  =========

*        See Note 6
The accompanying notes are an integral part of the financial statements.



                                                                                                           Koor Industries Limited
                                                                                                           (An Israeli Corporation)

Statement of Shareholders' Equity (Cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2003

                                                                                     Company    Cumulative
                                                                               shares held by       foreign                  Total
                                             Number of                            the company      currency                 Share-
                                              ordinary      Share     Capital             and   translation     Retained   holder'
                                                shares     capita    reserves    subsidiaries   adjustments         loss    Equity
                                           -----------   --------  ----------  --------------  ------------  -----------   -------
                                                                                         NIS thousands
                                                         ---------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)     15,168,884    566,795   2,574,452        (273,558)     (420,616)   (242,384) 2,204,689

Changes during the nine months ended
September 30, 2002 (Unaudited):
Net loss for the period                              -          -           -               -             -    (888,350)  (888,350)
Exercise of stock options to employees           4,493          -           -               -             -           -          -
Cumulative foreign currency translation
adjustments                                          -          -           -               -        87,602           -     87,602
Provision for decline in value of
autonomous investee                                  -          -           -               -      (105,548)          -   (105,548)
Transfer to statement of income of
translations differences of autonomous
investee in voluntary liquidation                    -          -           -               -       392,479           -    392,479
                                            ----------    -------   ---------  --------------   -----------  ----------  ---------

Balance as at September 30, 2002
(Unaudited)                                 15,173,377    566,795   2,574,452        (273,558)      (46,083) (1,130,734) 1,690,872
                                            ==========    =======   =========  ==============    ==========  ==========  =========

Balance as at July 1, 2002 (Unaudited)      15,173,377    566,795   2,574,452        (273,558)       18,014    (816,492) 2,069,211

Changes during the three months ended
 September 30, 2002 (Unaudited):
Net loss for the period                              -          -           -               -             -    (314,242)  (314,242)
Cumulative foreign currency translation
adjustments                                          -          -           -               -        41,451           -     41,451
Provision for decline in value of
autonomous investee                                  -          -           -               -      (105,548)          -   (105,548)
                                             ---------    -------   ---------  --------------    ----------   ---------  ---------

Balance as at September 30, 2002
(Unaudited)                                 15,173,377    566,795   2,574,452        (273,558)      (46,083) (1,130,734) 1,690,872
                                            ==========    =======   =========  ==============    ==========   =========  =========

The accompanying notes are an integral part of the financial statements.



                                                                                                           Koor Industries Limited
                                                                                                           (An Israeli Corporation)

Statement of Shareholders' Equity (Cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2003

                                                                                     Company    Cumulative
                                                                               shares held by       foreign                  Total
                                             Number of                            the company      currency                 Share-
                                              ordinary      Share     Capital             and   translation     Retained   holder'
                                                shares     capita    reserves    subsidiaries   adjustments         loss    Equity
                                           -----------   --------  ----------  --------------  ------------  ----------- ---------
                                                                                         NIS thousands
                                                         ---------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)     15,168,884    566,795   2,574,452        (273,558)     (420,616)   (242,384) 2,204,689

Changes during 2002 (Audited):
Net loss for the year                                -          -           -               -             -    (770,065)  (770,065)
Exercise of stock options to employees           4,493          -           -               -             -           -          -
Cumulative foreign currency translation
adjustments                                          -          -           -               -        12,586           -     12,586
Provision for decline in value of autonomous
investee                                             -          -           -               -      (105,548)          -   (105,548)
Transfer to statement of income of
 translation differences to autonomous
 investee in voluntary liquidation                   -          -           -               -       392,479           -    392,479
                                           -----------   --------  ----------  --------------  ------------  ---------- ----------

Balance as at December 31, 2002
(Audited)                                   15,173,377    566,795   2,574,452        (273,558)     (121,099) (1,012,449) 1,734,141
                                           ===========   ========  ==========  ==============  ============  ========== ==========












The accompanying notes are an integral part of the financial statements.




                                                                                                           Koor Industries Limited
                                                                                                           (An Israeli Corporation)

Statement of Shareholders' Equityy (Cont'd)
-----------------------------------------------------------------------------------------------------------------------------------
Convenience translation into US dolloars (Note 1B)


                                                                                     Company    Cumulative
                                                                               shares held by       foreign                  Total
                                                                                  the company      currency                 Share-
                                                            Share     Capital             and   translation     Retained   holder'
                                                           capita    reserves    subsidiaries   adjustments         loss    Equity
                                                         --------  ----------  --------------  ------------  -----------   -------
                                                                                         US$ thousands
                                                         --------------------------------------------------------------------------
Balance as at January 1, 2003 (Audited)                   127,628     579,701         (61,598)      (27,269)    (227,978)  390,484

Changes during the nine months ended
 September 30, 2003 (Unaudited):
Net profit for the period                                       -           -               -             -        7,895     7,895
Cancellation of provision for decline in value
 in respect of autonomous investee                              -           -               -        18,517            -    18,517
Acquisition of "treasury stock"*                                -           -          43,439             -      (33,715)    9,724
Cumulative foreign currency translation adjustments             -           -               -       (28,788)           -   (28,788)
                                                         --------  ----------  --------------  ------------   ----------  --------

Balance as at September 30, 2003 (Unaudited)              127,628     579,701         (18,159)      (37,540)    (253,798)  397,832
                                                         ========  ==========  ==============  ============   ==========  ========
*  See Note 6










The accompanying notes are an integral part of the financial statements.




                                                                                                        Koor Industries Limited
                                                                                                        (An Israeli Corporation)
Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2003

                                                                                                                    Convenience
                                                                                                                    translation
                                                                                                                      (Note 1B)
                                                                                                                  -------------
                                                                                                                    Nine months
                                                                                                   Year ended             ended
                               Nine months ended September 30   Three months ended September 30     December 31    September 30
                              -------------------------------   -------------------------------
                                         2003            2002              2003            2002            2002            2003
                              ---------------  --------------   ---------------  --------------    ------------   -------------
                                         Unaudited                       Unaudited                    Audited         Unaudited
                              -------------------------------   -------------------------------    ------------   -------------
                                       NIS thousands                           NIS thousands                      US$ thousands
                              -------------------------------   -----------------------------------------------   -------------
Cash flows generated
 by operating activities:
Net profit (loss) for the period       35,060        (888,350)            5,556        (314,242)       (770,065)          7,895
Adjustments to reconcile net
 income to net cash flows
 generated by operating
 activities (a)                       480,706       1,347,452            68,958         377,298       1,199,241         108,242
                                    ---------       ---------         ---------       ---------       ---------       ---------
Net cash inflow generated
 by operating activities              515,766         459,102            74,514          63,056         429,176         116,137
                                    ---------       ---------         ---------       ---------       ---------       ---------
Cash flows generated
 by investing activities:
Purchase of fixed assets             (152,165)       (205,239)          (50,272)        (56,846)       (261,169)        (34,264)
Investment grants in respect
 of fixed assets                        2,820           4,420             2,820           2,393           7,614             635
Investments in intangible
 assets and deferred expenses        (285,960)       (148,963)          (31,825)        (26,235)       (813,921)        (64,391)
Additional investment in
 subsidiaries                            (608)         (2,813)                -               -          (2,813)           (137)
Acquisition of initially
 consolidated subsidiaries (b)        (14,013)        (93,121)                -               -         (93,121)         (3,155)
Investments in affiliates              (8,486)        (12,777)           (7,551)           (346)        (13,707)         (1,911)
Investment in loans to
  affiliates                             (659)         (1,037)                -            (605)         (1,518)           (148)
Collection of long-term loans          56,066               -                 -               -               -          12,625
Repayment of loans from
 affiliates                                 -             111                 -               -             111               -
Proceeds from sale of
 activities in the past                     -          11,897                 -               -          11,897               -
Proceeds from disposal of
 investments in investees              14,701          32,692                 -           1,912         486,310            3,310
Sale of investment in former
 subsidiaries (Annex C)               (18,538)              -           (18,538)              -               -           (4,174)
Proceeds from sale of
 investments in subsidiaries          103,460               -                 -               -               -           23,296
Proceeds from sale of fixed
 and other assets                       7,839         313,383             1,534           3,824         315,665            1,765
Investment in venture
 capital companies                    (12,460)        (37,871)           (4,644)           (587)        (47,214)          (2,806)
Change in investments and
 other receivables, net               (18,095)         (2,758)           (8,407)          2,126         (58,643)          (4,074)
Change in short term deposits
 and investments, net                 631,438         255,462            24,847          37,202         211,655          142,184
                                    ---------       ---------         ---------       ---------       ---------       ---------
Net cash inflow (outflow)
 generated by investing
 Activities                           305,340         113,386           (92,036)        (37,162)       (258,854)          68,755
                                    ---------       ---------         ---------       ---------       ---------       ---------

------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.



                                                                                                      Koor Industries Limited
                                                                                                     (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2003


                                                                                                                    Convenience
                                                                                                                    translation
                                                                                                                      (Note 1B)
                                                                                                                  -------------
                                                                                                                    Nine months
                                                                                                   Year ended             ended
                               Nine months ended September 30   Three months ended September 30     December 31    September 30
                              -------------------------------   -------------------------------
                                         2003            2002              2003            2002            2002            2003
                              ---------------  --------------   ---------------  --------------    ------------   -------------
                                         Unaudited                       Unaudited                    Audited         Unaudited
                              -------------------------------   -------------------------------    ------------   -------------
                                       NIS thousands                           NIS thousands                      US$ thousands
                              -------------------------------   -----------------------------------------------   -------------

Cash flows generated
 by financing activities:
Proceeds from issuance
 of shares to minority
 interests in subsidiaries              6,080           2,940             1,553               -           2,940           1,369
Dividend paid to minority
 in subsidiaries                      (40,994)         (9,389)          (21,875)              -         (27,214)         (9,231)
Acquisition of treasury
 stock                                 43,183               -                 -               -               -           9,724
Payment of suppliers'
 credit for the purchase
 of fixed assets                            -         (10,985)                -               -         (13,067)              -
Purchase of convertible
 debentures of subsidiary
 by its subsidiary                          -         (15,198)                -               -         (15,198)              -
Issuance of convertible
 debentures in subsidiary                   -         136,760                 -               -         136,760               -
Proceeds from long-term
 loans and other long-
 term liabilities                     868,712         919,431            41,377         230,491       1,557,520         195,612
Repayment of long-term
 loans, debentures and
 other long-term liabilities       (1,644,860)     (1,421,859)         (257,475)       (337,422)     (1,882,592)       (370,380)
Credit from banks and
 others, net                         (304,522)        (67,142)         (134,127)         56,593          16,228         (68,571)
                                    ---------       ---------         ---------       ---------       ---------       ---------
Net cash outflow generated
 by financing activities           (1,072,401)       (465,442)         (370,547)        (50,338)       (224,623)       (241,477)
                                    ---------       ---------         ---------       ---------       ---------       ---------
Translation differences
 in respect of cash
 balances of autonomous
 foreign investees                    (28,323)         18,397            22,874           7,873           3,068          (6,378)
                                    ---------       ---------         ---------       ---------       ---------       ---------
Increase (decrease) in
 cash and cash equivalents           (279,618)        125,443          (365,195)        (16,571)        (51,233)        (62,963)
Balance of cash and
 cash equivalents at
 beginning of period                  793,288         844,521           878,865         986,535         844,521         178,628
                                    ---------       ---------         ---------       ---------       ---------       ---------
Balance of cash and
 cash equivalents at end
 of period                            513,670         969,964           513,670         969,964        793,288          115,665
                                    =========       =========         =========       =========       =========       =========

The accompanying notes are an integral part of the financial statements.



                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2003


                                                                                                                    Convenience
                                                                                                                    translation
                                                                                                                      (Note 1B)
                                                                                                                  -------------
                                                                                                                    Nine months
                                                                                                   Year ended             ended
                               Nine months ended September 30   Three months ended September 30     December 31    September 30
                              -------------------------------   -------------------------------
                                         2003            2002              2003            2002            2002            2003
                              ---------------  --------------   ---------------  --------------    ------------   -------------
                                         Unaudited                       Unaudited                    Audited         Unaudited
                              -------------------------------   -------------------------------    ------------   -------------
                                       NIS thousands                           NIS thousands                      US$ thousands
                              -------------------------------   -----------------------------------------------   -------------

A.  Adjustments to
       reconcile net income
       to net cash generated
       generated by
       by operating activities:

Income and expenses
 not involving cash flows:
Minority interest in
 subsidiaries, net                    150,234          65,630            39,814          13,078          60,292          33,829
Equity in the operating
 results in affiliates                 81,992         257,179            36,717         158,996         253,108          18,462
Depreciation and
 Amortization                         340,458         319,961           118,624         106,112         425,290          76,662
Deferred taxes, net                   (52,560)        (34,842)          (22,998)         20,090          80,605         (11,835)
Increase (decrease) in
 liability for employee
 severance benefits, net              (22,581)          6,867            (3,396)         (1,144)         52,348          (5,085)

Capital losses (gains), net:
Fixed and other assets                 20,810         (25,082)           17,723           1,641         (23,172)          4,686
Investments in investee
 Companies                            (29,846)         (2,726)            1,350          (1,767)       (343,725)         (6,720)
Translation differences of
 autonomous investee in
 voluntary liquidation                      -         392,479                 -               -         392,479               -
Inflationary erosion
 (linkage) of principal of
 long-term loans and
 other liabilities                    (62,621)         78,077            16,654          54,732          56,718         (14,100)
Inflationary erosion
 (linkage) of principal of
 credit from banks and
 Others                               (11,826)           (613)             (800)          2,285         (11,055)         (2,663)
Inflationary erosion of
 value of investments,
 deposits and loans
 Receivable                           (12,493)        (14,800)           (6,225)         (9,409)        (19,828)         (2,813)
Changes in value of assets
 and investments                       58,759          33,843             3,149          (1,925)        143,979          13,231
                                    ---------       ---------         ---------       ---------       ---------       ---------
                                      460,326       1,075,973           200,612         342,698       1,067,039         103,654
                                    ---------       ---------         ---------       ---------       ---------       ---------

The accompanying notes are an integral part of the financial statements.


                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)


Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2003

                                                                                                                    Convenience
                                                                                                                    translation
                                                                                                                      (Note 1B)
                                                                                                                  -------------
                                                                                                                    Nine months
                                                                                                   Year ended             ended
                               Nine months ended September 30   Three months ended September 30     December 31    September 30
                              -------------------------------   -------------------------------
                                         2003            2002              2003            2002            2002            2003
                              ---------------  --------------   ---------------  --------------    ------------   -------------
                                         Unaudited                       Unaudited                    Audited         Unaudited
                              -------------------------------   -------------------------------    ------------   -------------
                                       NIS thousands                           NIS thousands                      US$ thousands
                              -------------------------------   -----------------------------------------------   -------------

A.  Adjustments to
       reconcile net income
       to net cash flows
       generated by
       operating activities
       (cont'd)

Changes in operating
 assets and liability items:
Decrease (increase) in
 trade receivables and
 other accounts receivable
 (after taking into account
 non-current receivables)            (139,471)        211,751        113,134            149,640         285,509        (31,405)
Decrease(increase) in
 inventories, works in
 progress less customer
 advances (including
 long-term customer
 advances and deposits)               (53,519)        166,792          (136,936)         84,836          52,462        (12,051)
Increase (decrease) in
 trade payables and other
 payables                             213,370        (107,064)         (107,852)       (199,876)       (205,769)         48,044
                                    ---------       ---------         ---------       ---------       ---------       ---------
                                       20,380         271,479          (131,654)         34,600         132,202           4,588
                                    ---------       ---------         ---------       ---------       ---------       ---------
                                      480,706       1,347,452            68,958         377,298       1,199,241         108,242
B. Acquisition of newly
      consolidated
      subsidiaries:

Assets and liabilities of
 the subsidiaries at date of
 acquisition:
Working capital (surplus)
 deficit, excluding cash
 and cash equivalents                 (11,852)          6,542                 -               -           6,542           (2,668)
Fixed assets and
 investments                           (2,349)        (36,581)                -               -         (36,581)            (529)
Long-term liabilities                     188          10,322                 -               -          10,322              42
Contingent liability                        -          18,591                 -               -          18,591               -
Excess of cost over net
 asset value upon acquisition               -         (91,995)                -               -         (91,995)              -
                                    ---------       ---------         ---------       ---------       ---------       ---------
                                      (14,013)        (93,121)                -               -         (93,121)         (3,155)

The accompanying notes are an integral part of the financial statements.


                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of September 2003

                                                                                                                    Convenience
                                                                                                                    translation
                                                                                                                      (Note 1B)
                                                                                                                  -------------
                                                                                                                    Nine months
                                                                                                   Year ended             ended
                               Nine months ended September 30   Three months ended September 30     December 31    September 30
                              -------------------------------   -------------------------------
                                         2003            2002              2003            2002            2002            2003
                              ---------------  --------------   ---------------  --------------    ------------   -------------
                                         Unaudited                       Unaudited                    Audited         Unaudited
                              -------------------------------   -------------------------------    ------------   -------------
                                       NIS thousands                           NIS thousands                      US$ thousands
                              -------------------------------   -----------------------------------------------   -------------


C.

Assets and liabilities of a
 former subsidiary as at
 the date of being removed
 from the consolidation:
Working capital (surplus)
 deficit, excluding cash
 and cash equivalents                (47,781)             -        (47,781)             -              -        (10,759)
Receivables and long-
 term investments                      1,874              -          1,874              -              -            422
Investments in affiliates              9,006              -          9,006              -              -          2,028
Fixed assets                           7,009              -          7,009              -              -          1,578
Other assets                          15,659              -         15,659              -              -          3,526
Long-term liabilities                 (3,501)             -         (3,501)             -              -           (788)
Capital profit                          (804)             -           (804)             -              -           (181)
                                     (18,538)             -        (18,538)             -              -         (4,174)
D.   Non-cash operations:

Purchase of fixed assets               5,463         11,335          5,463         11,335         10,723          1,230

Purchase of other assets                   -         15,389              -              -        246,917              -

Proceeds from sale of
 fixed assets, investees,
 in formerly consolidated
 subsidiaries and
 realization of activities                81            524             81              -              -             18

Proposed dividend to
 minority shareholders                15,446         19,767         15,446              -              -          3,478

Purchase of fixed assets,
 other assets and inventory
 in consideration of
 issuance to minority                      -         29,280              -          2,590         28,799              -

Contingent liability in
 Respect of purchase of
 Subsidiary                                -         19,029              -                        18,591              -

Issuance of shares to the
 minority shareholders                 8,106              -          2,437              -              -          1,825

=================================================================================================================================
The accompanying notes are an integral part of the financial statements.


                                                     Koor Industries Limited
                                                    (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 1 - General

         A. These financial statements are as at September 30, 2003 and for the nine-month and three-month periods then ended. They should be read in conjunction with the audited annual financial statements of the Company as at December 31, 2002 and their accompanying notes.


         B. The adjusted interim financial statements as at September 30, 2003, and for the nine-months and three-months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.441). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.



Note 2 - Principal Accounting Policies

         A. The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods. The accounting policies applied in these interim financial statements are consistent with those applied in the financial statements as at December 31, 2002, except as follows.


         B.       Influence  of  new  accounting   standards  prior  to  their
                  application

                  In July 2001, the Israel Accounting Standards Board published the following two standards:

         1. Accounting Standard No. 12 on "Discontinuance of Adjusting of Financial Statements For Inflation". In accordance with this Standard, the adjustment of financial statements for the effect of the changes in the general purchasing power of the Israeli currency is to be discontinued starting January 1, 2003.

                  In December 2002, the Israel Accounting Standards Board published Standard No. 17 which determines that the implementation of Standard No. 12 will be postponed until January 1, 2004. Accordingly, the adjustment of the financial statements will be discontinued, starting January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements, in accordance with Opinion No. 36 of the Institute of Certified Public Accountant in Israel (ICPAI). The adjusted amounts included in the financial statements as of December 31, 2003 will serve as the starting point for the nominal financial reporting to start from January 1, 2004. The application of Accounting Standard No. 12 is liable to have a material effect on the Company's reported business results. The extent depends on the inflation rate, the composition of the assets and the Company's financing sources.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 2 - Principal Accounting Policies (cont'd)

         B.       Influence  of  new  accounting   standards  prior  to  their
                  application (cont'd)

         2. Accounting Standard No. 13 on "The Effect of Changes in Foreign Exchange Rates". The Standard deals with the translation of foreign currency transactions and the translation of the financial statements of overseas operations for the purpose of their integration in the financial statements of the reporting corporation. The Standard supersedes the provisions of Interpretations No. 8 and 9 to Opinion No. 36, which are null upon Accounting Standard No. 12 coming into effect, as described above. The extent of its effect depends on the inflation rate and changes in the exchange rates.


         C. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment in value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the presented value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

                  The Standard applies to financial statements for periods commencing January 1, 2003. The effect of the initial implementation of the Standard on the Company's results of operations, financial position and cash flows is immaterial.



Note 3 - Financial Statements in Adjusted Values

         The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel - "NIS") based on the changes in the Israeli consumer price index (CPI).

         Comparative data in the statements were adjusted to the NIS of September 2003.

         Below is data regarding the CPI and the US dollar exchange rate:


                                                                Israel      Exchange rate
                                                                    CPI      of one dollar
                                                                 Points                NIS

----------------------------------------------------------------------------------------------------
         As at September 30, 2003                               179.30             4.441
         As at September 30, 2002                               182.85             4.871
         As at December 31, 2002                                182.01             4.737

                                                              Change in          Change in
                                                                      %                  %

----------------------------------------------------------------------------------------------------
         Nine months ended September 30, 2003                    (1.49)            (6.24)
         Three months ended September 30, 2003                   (0.99)             2.99

         Nine months ended September 30, 2002                     6.99             10.30
         Three months ended September 30, 2002                    0.64              2.14

         Year ended December 31, 2002                             6.49              7.27


Note 4 - Information on Investee Companies

         A.       E.C.I. Telecom Ltd. ("ECI") - an affiliated company

         1.       ECI  and  a  subcontractor   had  a  difference  of  opinion
                  regarding different terms in their agreement. The dispute was referred to an arbitrator.

                  In April 2003, in the framework of the arbitrator, the subcontractor filed a 25.1 million dollars lawsuit, before VAT, against ECI. ECI rejects all the allegations and filed in July 2003, a defense statement and a counter-claim to the amount of 42.4 million dollars before VAT. In the opinion of ECI's management, the arbitrator's decision will not have a material effect on ECI's financial results.

         2. Some of the present and future liabilities of ECI to Israeli banks are secured by liens on certain assets and rights, as well as by an unlimited negative pledge on the assets of ECI. As a condition for the banks to continue extending credit, and in accordance with the negative pledge terms, ECI undertook to comply with certain financial ratios. Beginning October 1, 2002, ECI did not comply with some of the defined financial ratio requirements, and therefore the banks had the right to demand immediate repayment of all the loans, therefore the long-term loans were classified by ECI under short-term bank credit. During the second quarter of 2003, and based on an agreement signed with the banks, ECI repaid 123 million dollars bank debt, and committed to meet certain new financial ratios, such as debt to equity ratio and current ratio, and starting year 2004, also meeting certain operative ratios. As a result of this, the bank liability was included under long-term debt.

         A.       E.C.I. Telecom Ltd. ("ECI") - an affiliated company (cont'd)

         3. In April 2003, ECI and Alvarion signed an agreement. Under the terms of the agreement, ECI sold the business activity and most of the assets and liabilities of Innowave ECI Wireless Systems Ltd. (a subsidiary of ECI) to Alvarion for a total consideration of 20 million dollars. In addition, ECI received a 5-year option to purchase 200,000 shares of Alvarion, at a share price of 3 dollars.

         4. During the accounting period, ECI included in its financial statements a provision for a doubtful debt to the amount of
                  6.6 million dollars with respect to a specific long-term customer debt. The provision reflects the expected outcome of advanced discussions with the customer. Furthermore, ECI recorded an associated 3.4 million dollars charge for ECI's investment in convertible notes of the customer's parent company.

         5. During the accounting period, ECI wrote off 6.7 million dollars of goodwill related mainly to the investment of ECtel in Net-Eye. Furthermore, during the period, ECI also recorded a 6.5 million dollars restructuring charge, mainly associated with the integration of Lightscape and Enavis into one division.

         6. The Company received in November 2002, an external valuation (hereinafter "Valuation") of ECI prepared by an independent external appraiser for the Company.
                  According to   this  Valuation,   ECI's  share  value  as  at
                  September 30, 2002, was estimated in the range between 4.6 and 5.2 dollar per share. Based on this valuation, the Company's management decided to reduce the carrying value of the investment in ECI below the Company's equity value in the investment. This write-down was charged in part against a capital reserve from translation differences created at Koor in respect of its investment in ECI. Based on reviews made by the Company in the period between the Valuation and until June 30, 2003, no accumulated events appear to have occurred at ECI, which could indicate substantial changes, which could have had a significant negative effect on the value of ECI, as was implied in the Valuation.
                  In November 2003, the same independent appraiser performed another Valuation of ECI, for the purpose of determining the recoverable value of Koor's investment in ECI. Based on this Valuation, ECI's share value as at September 30, 2003, was in the range between 5.5 and 6.35 dollar per share. Taking into account the options ECI issued to its employees, ECI's share value ranges between 4.95 dollar and 5.7 dollar per share. In light of the results of the aforementioned Valuation, the carrying value of the investment in ECI as of September 30, 2003, is presented in accordance with the equity method (5.26 dollar per share). Accordingly, the Company reversed the impairment loss from decline in value in the amount of NIS 82 million. The aforementioned reversal of the loss was credited against the capital reserve from translation differences (a credit), which was realized at the time the write-down was created.
                  The balance of the investment in ECI as of September 30, 2003, after equity losses of NIS 75 million for the period (about NIS 40 million in the third quarter), is NIS 772 million.

         B. Makhteshim-Agan Industries Ltd. ("M-A Industries") - a subsidiary

         1. On June 5, 2003, Koor sold, through the stock market, 9,357 thousand shares of M-A Industries, for a total consideration of NIS 104 million, recording a capital gain of about NIS 17 million. The holding rate of Koor in the voting rights of M-A Industries decreased to 49.79%.
                  In the opinion of management of the company, which is based on the opinion of its legal counsel, in light of Koor holding about half of the voting rights in M-A Industries and the wide dispersion of the voting rights between the other shareholders, Koor continues to be the controlling shareholder of M-A Industries.
                  In August 2003, Koor and two shareholders of M-A Industries that hold 3.87% of the voting rights in M-A Industries signed voting agreements, which are not of a temporary nature, according to which the aforementioned shareholders undertake to vote together with Koor and according to its votes on any resolution presented for discussion or to vote together with Koor in any shareholders' meeting of M-A Industries. Therefore, Koor continues to consolidate M-A Industries financial statements.
                  The Company's holding in the voting rights of M-A Industries, as at September 30, 2003, was 49.7%. Assuming exercise and conversion of all M-A Industries outstanding and issued convertible securities, the Company's holding in the voting rights of M-A Industries will decline to 42.4%.

         2. Pursuant to securitization agreements undertaken by M-A Industries and its subsidiaries in October 2001, regarding the sale of trade receivables to companies in the Bank of America Group (hereinafter "the purchasers"), the balance of trade receivables sold for cash as of the balance sheet date is approximately 146 million dollars (September 30, 2002 - 114 million dollar; December 31, 2002 - 102 million dollars).
                  The projected maximum financial resources to be made available to the purchasers for acquiring the trade receivables of the subsidiaries is about 150 million dollars, on a current basis, in a manner whereby the proceeds to be collected from the sold trade receivables will be used to acquire new trade receivables.

         3. M-A Industries and its Brazilian subsidiary undertook to indemnify financial institutions, under certain conditions, for credit received from those financial institutions by the subsidiary's customers, which was used to pay off the subsidiary's trade receivables arising from sales to these customers.
                  The total indemnification undertaking as of the balance sheet date is approximately 74 million dollars (September 30, 2002 - 39 million dollars, December 31, 2002 - 63 million dollars).

         B. Makhteshim-Agan Industries Ltd. ("M-A Industries") - a subsidiary (cont'd)

         4. In April 2003, one of M-A Industries' consolidated companies signed an agreement to purchase, for approximately 3 million Euro, the outstanding shares and shareholders loans of Nutriblend Ltd. (hereinafter "Nutriblend"), an English company which deals with the preparation and marketing of vitamin blends. The effect of the initial consolidation of Nutriblend financial statement is immaterial.

         5. Utilization of the Company's carryforward tax losses became probable as a result of the Company's management intention to sell some of the shares in M-A Industries. Accordingly, a tax asset of NIS 41 million was recorded against "taxes on income".


         C. Elisra Electronic Systems Ltd. - ("Elisra") - a consolidated company

         1.       A.       The   auditors  of  BVR  Systems   (1998)  Ltd.
                           (hereinafter "BVR") (a 48.7%-owned investee company of Elisra) drew attention to significant doubts regarding BVR's ability to discharge is liabilities and to continue to finance its operations as a going concern.

                           Through the second quarter of 2003 (inclusive), Elisra recorded losses on its investment in BVR equal to the capital deficiency of BVR, in conformity with generally accepted accounting principles.

                  B. During the third quarter of 2003, Elisra informed the major shareholders in BVR with which it had entered into a voting agreement that confers control in BVR on the company, that it is waiving the rights it received in the voting agreement, and that from its standpoint, the other shareholders that are parties to the agreement have no obligation to it whatsoever. Accordingly, beginning from the third quarter of 2003, BVR's financial statements are no longer consolidated in the financial statements of Elisra.

                           During the reporting period, and until Elisra terminated consolidating BVR, Elisra's results included revenues to the amount of 10.3 million dollars, and a net loss of 1.9 million dollars, relating to BVR. As at the date Elisra discontinued consolidtaing BVR, BVR's assets totalled 20.4 million dollars.

                           Elisra's board of directors informed BVR and its other shareholders that it does not intend to make financial resources available to BVR should they be necessary for it to continue its operations or to guarantee its liabilities in any manner. Accordingly, the financial statements do not include Elisra's equity in the losses of BVR in the third quarter of 2003.

         C. Elisra Electronic Systems Ltd. - ("Elisra") - a consolidated company (cont'd)

                  B.       (cont'd)

                           Subsequent to the balance sheet date, BVR's board of directors approved a tender offer made by a group of investors (hereinafter "the offerors") intended for all of the shareholders of BVR, to purchase the shares of BVR at a share price of 0.18 dollar. The tender offer is contingent on the acceptance by shareholders holding not less than 48% of the share capital of BVR and on the receipt of additional approvals required by law. The offer is in effect until December 23, 2003, unless it is extended by law. If the minimum level of acceptance is not achieved, the offer will lapse. If a positive response is received from the minimum percentage necessary, such that the tender offer will be carried out, the offerors have undertaken to provide a 5 million dollar line of credit to BVR.

                           Elisra's board of directors approved the acceptance of the tender offer. If the sale of the BVR shares is realized, Elisra expects to recognize a capital gain of 2 million dollars.

                           Because Elisra intends to realize its investment, the operations of BVR constitute "discontinued operations", as defined in Standard No. 8 of the Israel Accounting Standards Board. In these financial statements as prescribed in the Standard, information on the discontinued operations is not included or classified, due to immateriality.

         2. On March 17, 2001, a fire broke out at the plants of Elisra"s consolidated companies - Tadiran Electronic Systems Ltd., and Tadiran Spectralink Ltd (hereinafter "the Companies"). The fire caused damage to equipment, buildings, inventory and work in progress. The book value of the equipment, inventory and the related costs invested in the work in progress, which were damaged in the fire, as well as the restoration costs, are estimated at 34.6 million dollars. As at September 30, 2003, 10 million dollars in advances were received from the insurance company. Starting September 2002, Elisra has classified the minimum amount it estimates to be received from the insurance, as a long term receivable.

                  On July 10, 2003, Elisra and the Companies filed a claim in the Tel Aviv district court against the insurer and its representatives. The total claim stands at 96.8 million dollar.
                  The affected companies believe, based on their legal counsel for this matter, that it is hard to evaluate the probability that the companies will receive the total claim, even though the claim is considered to have grounds. The managements of the Companies believe, based on their legal counsels for this matter, that their chances are high to receive an indemnification, from their insurance companies in an amount higher than the amount stated as an asset in the financial statements.

         D.       Telrad Networks Ltd. - ("Telrad") - a consolidated company

                  During October 2001, Telrad carried out a share swap and options with ECtel. Whereby Telrad transferred its holdings in Net-Eye, in exchange for shares and options in ECtel.
                  In March 2003, Telrad sold approximately half of its ECtel shares, which it received in exchange for the sale of Net-Eye in November 2001, therefore the company included in its financial statements a capital gain to the amount of approximately NIS 15 million.

         E. Koor Corporate Venture Capital - ("Koor CVC") - a consolidated partnership

                  1. During July 2003, the agreement between Koor CVC and a secondary venture capital fund (hereinafter "the purchaser") regarding the sale of its investments in venture capital funds, was completed. The agreement stipulated that, henceforth, the balance of Koor CVC's commitment to invest in the sold funds would be transferred to the purchaser.

                  2. During the accounting period, the management of Koor CVC determined that the value of the investment in several portfolio funds and companies is lower than the investment, and therefore recorded a provision for a decline in value of the portfolio funds and companies in the amount of NIS 40 million (approximately NIS 4 million in the third quarter).

         F. In the third quarter of 2003, the Company cancelled a 3 million dollars provision for impairment in value, with respect to an investee company, in view of positive indications and developments in the industry in which the company operates.


Note 5 - Commitments and Contingent Liabilities

         A. During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Restrictive Trade Practices Law, 1988 ("the Law"), concerning alleged price fixing and absence of competition between Tadiran Ltd. (wholly controlled subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. ("TTL") and between Telrad Networks Ltd. (wholly controlled subsidiaries of Koor - "Telrad"), the Commissioner of Restrictive Trade Practices ("the Commissioner") conducted an investigation in the offices of Tadiran, TTL, Telrad and Koor, during which certain documents were gathered, certain employees were questioned and additional information was submitted as requested.

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority ("the Authority") had concluded the investigation into suspicions about restrictive arrangements between Koor, Tadiran, TTL, Telrad, Bezeq and Bezeqcall, relating to the supply of public switchboards for the commercial market and to the Network Termination Point segment.

                  On March 4, 2002, Tadiran and Telrad (wholly-controlled subsidiaries of Koor), received notice from the Authority that it was considering the possibility of committing each of them to trial for violations of the Law that they allegedly committed in various matters relating to the supply of public switchboards for the commercial market between 1993 to 1997. The notice said that the allegations against Telrad and Tadiran concerning the Network Termination Points segment were still under investigation by the Commissioner.

                  Under the Law, a corporation can be fined for violation of the Law, and there could also be implications at the civil level, if damage resulting from a violation of the Law is proven.

                  The Company is unable, at this stage, to estimate the significance and implications of the Authority's notices, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.


         B.       1.       Koor CVC's commitment for additional  investments
                           in venture capital funds and in start-up companies is 12.3 million dollars, as of the balance sheet date.

                  2. During July 2003, Koor CVC undertook to invest in Scopus the amount of 2.6 million dollars. Until the balance sheet date, according to the terms of the agreement, Koor CVC transferred to Scopus the amount of 1.3 million dollars of the aforementioned amount.


Note 6 - Shareholders Equity

         On May 27, 2003, a foreign institutional investor (hereinafter "the acquirer") acquired 500,000 shares of the treasury shares, held by the Company. The acquirer stated, among other things, that the transaction is being conducted without requesting and/or receiving, any information from the Company, and also committed not to trade the acquired shares for a predefined period of time.

         The transaction, completed the same day, was conducted over the counter, at market price. Koor received a total NIS 43.2 million. After completion of the transaction, the acquirer holds, based on a letter received from the acquirer, approximately 8.7% of the voting rights of the Company.

Note 7 - The 2003 Option Plan

         On July 27, 2003, the Company's General Assembly of Shareholders approved the 2003 Option Plan, which was previously approved by the Company's Audit Committee of the Board of Directors and on May 25, 2003, and by the Company's Board of Directors on June 5, 2003. Following are the principles of the plan:

1. A framework was approved for the allotment of 1,200,000 stock options theoretically exercisable into up to 1,200,000 of the Company's ordinary shares, i.e. about 6.8% (a full dilution) of the Company.

2. The options will be exercised for shares in a quantity reflecting the amount of the monetary bonus inherent in the options, according to the Bonus Component Method.

3. The exercise price of each stock option will be NIS 96 per share, linked to the Israeli Consumer Price Index (CPI).

4. The offerees will not be required to pay the exercise price on the exercise date, as the shares will only be issued in return for the inherent monetary bonus. This price will only serve to calculate the monetary bonus.

5. The options are designated for our employees and officers who are not controlling parties and will not become controlling parties as a result of allotment of the stock options. In any case, the number of offerees, under the 2003 option plan, will not exceed 35 offerees, including the directors and the Chief Executive Officer of the Company.

6. The eligibility of each participant to convert the options into the underlying shares will vest in six stages during a three-year period, whereby at the end of each semi-calendared year, one-sixth of the total number of options allotted to the trust for the participant will vest.

7. An option that is not exercised by December 31, 2010 will expire automatically.

8. It is the Company's intention that the Plan will be taxed, under the Capital Gains alternative, under Section 102 of the Income Tax Ordinance, and the other rules which were promulgated accordingly. Any tax to be imposed in respect of the options or the underlying shares will be borne solely by the Offerees.

9. Under the 2003 option plan, it was also approved to grant seven directors in the Company (except for two directors who are controlling parties in the Company, directly or indirectly), in equal parts, 350,000 options, and the Company will grant the CEO of the Company, Mr. Jonathan Kolber, 175,000 options. The remaining options are designated for other officers and employees in the Koor Group. All the allocations will only be conducted through the Option Plan Trustee, after the approval of the Income Tax Commissioner.

         On June 5, 2003 the Company's Board of Directors determined that the exercise periods of the old options held by whomever is still an employee of the Koor Group, on the date of the decision, be equalized with those of the new options, and expire on December 31, 2010.

Note 8 - Business Segments

         Data regarding business segments of the Koor Group.


                                               Nine months ended September 30               Three months ended September 30
                                      --------------------------------------------  ----------------------------------------------
                                                   2003                2002                  2003                  2002
                                      ----------------------  --------------------  ---------------------  -----------------------
                                                Unaudited             Unaudited             Unaudited               Unaudited
                                      ----------------------  --------------------  ---------------------  -----------------------
                                       NIS thousands       %  NIS thousands     %   NIS thousands       %  NIS thousands         %
                                      ----------------------  --------------------  ---------------------  -----------------------

         Revenues from sales
          and services:

         Segments:

         Telecommunications               617,136      10.61    626,494     11.39     201,707       10.86     162,982        9.33
         Defense electronics              977,368      16.80  1,312,139     23.85     307,814       16.57     399,372       22.87
         Agro-chemicals and
          other chemicals               3,922,244      67.44  3,204,656     58.26   1,239,097       66.70   1,069,606       61.26
         Others                           299,308       5.15    357,455      6.50     109,110        5.87     114,163        6.54
                                        ---------     ------  ---------    ------   ---------      ------   ---------      ------
         Total segments                 5,816,056     100.00  5,500,744    100.00   1,857,728      100.00   1,746,123      100.00
                                        =========     ======  =========    ======   =========      ======   =========      ======
         Operating earnings (loss)
          according to segments:

         Telecommunication                  1,431       0.21   (125,972)   (26.73)     (4,048)      (1.69)    (70,824)     (57.46)
         Defense electronics              (17,661)     (2.54)    88,487     18.78      17,267        7.20      13,918       11.29
         Agro-chemicals and other
          Chemicals                       732,067     105.33    540,097    114.61     228,414       95.30     184,435      149.63
         Venture capital investments       (1,076)     (0.15)    (3,212)    (0.68)       (439)      (0.18)       (520)      (0.42)
         Others                           (19,745)     (2.85)   (28,133)    (5.98)     (1,507)      (0.63)     (3,746)      (3.04)
                                        ---------     ------  ---------    ------   ---------      ------   ---------      ------
         Total segments                   695,016     100.00    471,267    100.00     239,687      100.00     123,263      100.00
                                                      ======               ======                  ======                  ======
         Joint general expenses           (27,495)              (17,808)               (6,885)                 (8,423)
                                        ---------             ---------             ---------               ---------      ------
         Total operating earnings         667,521               453,459               232,802                 114,840
                                        =========             =========             =========               =========

(Cont'd)


                                        Year ended December 30
                                      -------------------------
                                                  2002
                                      -------------------------
                                                Unaudited
                                      -------------------------
                                       NIS thousands         %
                                      -------------------------

         Revenues from sales
          and services:

         Segments:

         Telecommunications               817,397        11.47
         Defense electronics            1,694,364        23.77
         Agro-chemicals and
          other chemicals               4,157,187        58.32
         Others                           459,503         6.44
                                        ---------       ------
         Total segments                 7,128,451       100.00
                                        =========       ======
         Operating earnings (loss)
          according to segments:

         Telecommunication               (179,343)      (34.43)
         Defense electronics               79,173        15.20
         Agro-chemicals and other
          Chemicals                       661,164       126.93
         Venture capital investments       (7,927)       (1.52)
         Others                           (32,191)       (6.18)
                                        ---------       ------
         Total segments                   520,876       100.00
                                        =========       ======
         Joint general expenses           (39,075)

         Total operating earnings         481,801

Koor Industries Limited (An Israeli Corporation)

              Financial Statements
            As at September 30, 2003